Exhibit 1

FOR IMMEDIATE RELEASE	10 July 2019

WPP PLC (“WPP”)

2019 Interim Statement

WPP will announce its Interim Statement for the six months ended 30 June 2019 on Friday, 9 August 2019.

Contact:

Chris Wade, WPP	+44 (0) 207 282 4600

END